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                              September 2, 2021

       Cyrus Madon
       Chief Executive Officer
       Brookfield Business Partners L.P.
       73 Front Street
       Hamilton, HM 12
       Bermuda

                                                        Re: Brookfield Business
Partners L.P.
                                                            Form 20-F for the
year ended December 31, 2020
                                                            Filed March 17,
2021
                                                            File No. 001-37775

       Dear Mr. Madon:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the year ended December 31, 2020

       Use of Non-IFRS Measures, page 5

   1. Your calculation of Company EBITDA contains adjustments for items other than interest, taxes, depreciation and
amortization. In future filings please revise the title of this non-
                                                        IFRS measure, such as
"Adjusted EBITDA," to distinguish it from EBITDA as commonly defined. Likewise,
please revise the title of your Company FFO non-IFRS measure. Refer to Question 103.01 of
the Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures.
       Risks associated with the Covid-19 pandemic, page 12

   2. We note your disclosure of potential adverse impacts from COVID-19 in the risk factors section on page 12.
Please tell us what consideration you gave to providing expanded information regarding
specific impacts that your business has experienced from the
 Cyrus Madon
FirstName
Brookfield LastNameCyrus
           Business PartnersMadon
                             L.P.
Comapany 2,
September  NameBrookfield
              2021          Business Partners L.P.
September
Page 2     2, 2021 Page 2
FirstName LastName
         COVID-19 pandemic (e.g. quantifiable impacts to your scaffolding services and automotive battery businesses during 2020 which might address impacts to revenues or service/product order cancellations as well as impairments to assets and other impacts to your liquidity, etc.). Refer to CF Disclosure Guidance: Topic No. 9 for additional guidance.
Reconciliation of Non-IFRS Measures, page 86

3. We note your reconciliation of Company EBITDA and Company FFO, non-IFRS measures, to the most directly comparable IFRS measure, which appears to be in the form of a full non-GAAP income statement and gives greater prominence to the non-IFRS measures. Please revise your presentation to instead provide separate reconciliations from the most directly comparable IFRS measure, which appears to be Net income (loss), to each of your non-IFRS measures and provide disclosure explaining the nature of each adjustment and why you reflect each adjustment in your reconciliations. Refer to Question
         102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
Consolidated Statements of Operating Results, page F-7

4. It appears that you have presented your expenses by function, except for Depreciation and amortization expense, which appears to be presented by the nature of the expense. Please support you presentation under IAS 1 or present all of your expenses by function and present a measure of Direct operating costs that is complete. Please refer to paragraphs 15,
         29, 99 and 103 of IAS 1. We also note your presentation of the components of Direct operating costs in Note 21 that presents amounts that are both by function and by nature.
         Please revise your footnote disclosure to present the components of Direct operating costs by nature.
Notes to Consolidated Financial Statements
Note 28. Segment Information, page F-79

5. We note that you present several segment measures of profit or loss, including Company
         EBITDA and Company FFO. Please tell us how your presentation of more than one measure of segment profit or loss complies with the guidance in paragraph 26 of IFRS 8.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Isaac Esquivel,
Staff Accountant, at (202) 551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or Brigitte Lippmann, Staff Attorney, at (202) 551-3713 with any other questions.
 Cyrus Madon
Brookfield Business Partners L.P.
September 2, 2021
Page 3




FirstName LastNameCyrus Madon                    Sincerely,
Comapany NameBrookfield Business Partners L.P.
                                                 Division of Corporation
Finance
September 2, 2021 Page 3                         Office of Real Estate &
Construction
FirstName LastName